18

VP 8-29-05



SEC ISSION

05043380

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/26/04 (MM/DD/YY) AND ENDING 06/24/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southwest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, Texas 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214/859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800, Dallas, TX 75201
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 02 2005


SEC MAIL PROCESSING
RECEIVED
AUG 23 2005
WASH, D.C.
183
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/1/05

OATH OR AFFIRMATION

I, William D. Felder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwest Securities, Inc., as of June 24, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Executive Officer

Title

Notary Public


THERESA A. SHEFFLER
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
07-22-2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Southwest Securities, Inc.

(A Subsidiary of SWS Group, Inc.)

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For the Year Ended June 24, 2005
With Report of Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors

To the Board of Directors and Stockholders of
Southwest Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Southwest Securities, Inc. (the "Company) (a subsidiary of SWS Group, Inc.) at June 24, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and as required by Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



August 22, 2005

Southwest Securities, Inc
(A Subsidiary of SWS Group, Inc.)
Statement of Financial Condition
June 24, 2005

(dollars in thousands, except par and redemption values)

Assets		
Cash	$	3,992
Assets segregated for regulatory purposes		330,788
Receivable from brokers, dealers and clearing organizations		2,870,259
Receivable from clients		372,143
Securities owned, at market value		166,336
Securities purchased under agreements to resell		28,890
Exchange memberships, at cost (market value of $2,500)		234
Fixed assets, at cost, less accumulated depreciation of $27,344		9,683
Goodwill, net		7,467
Other assets (including $30,760 from affiliates)		49,665
Total assets	$	3,839,457
Liabilities and Stockholders' Equity		
Short-term borrowings	$	63,400
Payable to brokers, dealers, and clearing organizations		2,769,957
Payable to clients		609,958
Drafts payable		32,019
Securities sold, not yet purchased, at market value		106,163
Securities sold under agreements to repurchase		8,061
Accrued expenses and other liabilities (including $3,197 to affiliates)		43,427
		3,632,985
Stockholders' equity:		
Series A preferred stock, $20 par value, $1,000 redemption value; authorized 100,000 shares; issued and outstanding 50 shares		1
Class A voting common stock of $1 par value; authorized 10,000 shares; issued and outstanding 2,820 shares		3
Class B nonvoting common stock of $1 par value; authorized 10,000 shares; none issued		-
Additional paid-in capital		32,389
Retained earnings		174,079
		206,472
Total liabilities and stockholders' equity	$	3,839,457

The accompanying notes are an integral part of these financial statements.

Southwest Securities, Inc.
(A Subsidiary of SWS Group, Inc.)
Statement of Operations
Year Ended June 24, 2005

(dollars in thousands)

Revenues:		
Net revenues from clearing operations	$	14,990
Commissions		63,662
Interest		102,189
Investment banking, advisory and administrative fees		28,726
Net gains on principal transactions		16,513
Other		9,078
Total revenue		235,158
Expenses:		
Commissions and other employee compensation		97,318
Interest		66,451
Occupancy, equipment and computer service costs		21,137
Communications		8,843
Floor brokerage and clearing organization charges		5,773
Advertising and promotional		2,812
Legal		1,259
Other		10,835
		214,428
Income before income tax expense		20,730
Income tax expense		7,359
Net income	$	13,371

The accompanying notes are an integral part of these financial statements.

Southwest Securities, Inc.
(A Subsidiary of SWS Group, Inc.)
Statement of Stockholders' Equity
Year Ended June 24, 2005

(dollars in thousands)	Series A Preferred Stock		Class A Voting Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Balance at June 25, 2004	150	$ 3	2,820	$ 3	$ 32,487	$ 160,708	$ 193,201
Net income	-	-	-	-	-	13,371	13,371
Repurchase of preferred stock	(100)	(2)	-	-	(98)	-	(100)
Balance at June 24, 2005	50	$ 1	2,820	$ 3	$ 32,389	$ 174,079	$ 206,472

The accompanying notes are an integral part of these financial statements.

Southwest Securities, Inc.
(A Subsidiary of SWS Group, Inc.)
Statement of Cash Flows
Year Ended June 24, 2005

(dollars in thousands)

Cash flows from operating activities:		
Net income	$	13,371
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		5,346
Deferred income tax expense		(1,366)
Provision for doubtful accounts		760
Loss on sale of fixed assets		48
Changes in operating assets and liabilities:		
Assets segregated for regulatory purposes		36,282
Brokers, dealers and clearing organizations accounts, net		(43,682)
Clients accounts, net		(33,082)
Securities owned		(34,244)
Securities purchased under agreements to resell		(28,890)
Other assets		(5,616)
Drafts payable		(193)
Securities sold, not yet purchased		18,655
Accrued expenses and other liabilities		(20,294)
Net cash used in operating activities		(92,905)
Cash flows from investing activities:		
Cash paid for O'Connor & Company Securities, Inc.		(540)
Proceeds from the sale of fixed assets		54
Purchase of fixed assets		(1,838)
Net cash used in investing activities		(2,324)
Cash flows from financing activities:		
Payment of capital lease obligation		(253)
Repurchase of preferred stock		(100)
Securities sold under agreements to repurchase		8,061
Payments on short-term borrowings		(1,667,240)
Cash proceeds on short-term borrowings		1,730,640
Net cash provided by financing activities		71,108
Net change in cash		(24,121)
Cash at beginning of year		28,113
Cash at end of year	$	3,992

(continued)

The accompanying notes are an integral part of these financial statements.

Southwest Securities, Inc.
(A Subsidiary of SWS Group, Inc.)
Statement of Cash Flows
Year Ended June 24, 2005

Supplemental cash flow disclosures		
Cash paid for interest	$	59,706
Cash paid for taxes	$	4,697

The accompanying notes are an integral part of these financial statements.

(dollars in thousands, except par and redemption values)

1. Organization

Southwest Securities, Inc. ("Company"), a subsidiary of SWS Group, Inc. ("Parent"), is a registered broker/dealer in securities under the Securities Exchange Act of 1934 ("Act").

The annual financial statements are prepared as of the close of business on the last Friday of June. Accordingly, the fiscal year for 2005 ended on June 24, 2005.

Pursuant to the Securities and Exchange Commission's ("SEC") Rule 11(a) of the Act, over 50% of the Company's revenues are comprised of Section 11(a) items, indicating the Company is primarily engaged in trading on behalf of customers.

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions are recorded on trade date, as if they had settled. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fixed Assets

Fixed assets are comprised of furniture, equipment and leasehold improvements which are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets (3 to 9 years).

Goodwill

The Company accounts for goodwill under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets."* The Company performed its annual assessment of the fair value of goodwill during fiscal 2005 as required by SFAS No. 142, and based on the results of the valuation, the goodwill balance was not impaired.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale

agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities-Lending Activities
Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Drafts Payable
In the normal course of business, the Company uses drafts to make payments relating to its brokerage transactions. These drafts are presented for payment through the Company's bank and are sent to the Company daily for review and acceptance. Upon acceptance, the drafts are paid and charged against cash.

Cash Flow Reporting
For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in depository accounts. In addition, highly liquid debt instruments purchased with original maturities of three months or less are considered to be cash equivalents.

Assets segregated for regulatory purposes are not included as cash equivalents for purposes of the statement of cash flows because such assets are segregated for the benefit of customers only.

Federal Income Taxes
The Company files a consolidated Federal income tax return with its Parent. For purposes of these financial statements, current income taxes are computed as if the Company filed a separate entity income tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(dollars in thousands, except par and redemption values)

Fair Value of Financial Instruments
Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Assets Segregated For Regulatory Purposes

At June 24, 2005, the Company had U.S. Treasury securities with a market value of approximately $25,620, reverse repurchase agreements of approximately $140,696, and related cash and accrued interest of approximately $164,472 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Act. These reverse repurchase agreements were collateralized by U.S. Government securities with a market value of approximately $141,720.

4. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

At June 24, 2005, the Company had receivable from and payable to brokers, dealers and clearing organizations comprised of the following:

Receivable:		
Securities failed to deliver	$	21,459
Securities borrowed		2,768,922
Correspondent broker/dealers		54,903
Clearing organizations		8,196
Other		16,779
	$	2,870,259
Payable:		
Securities failed to receive	$	42,916
Securities loaned		2,688,266
Correspondent broker/dealers		29,027
Other		9,748
	$	2,769,957

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date. Securities borrowed and loaned represent deposits made to or received from other broker/dealers relating to these transactions. These deposits approximate the market value of the underlying securities.

The Company clears securities transactions for correspondent broker/dealers. Settled securities and related transactions for these correspondents are included in the receivable from and payable to

(dollars in thousands, except par and redemption values)

brokers, dealers and clearing organizations. The Company holds collateral for the receivables from correspondents.

The Company participates in the securities borrowing and lending business by borrowing and lending securities other than those of its clients. All open positions are adjusted to market values daily. The Company has received collateral of approximately $2,768,921 under securities lending agreements, of which the Company has repledged approximately $2,655,647 at June 24, 2005.

5. Receivable From and Payable to Clients

Receivable from and payable to clients include amounts due on cash and margin transactions. Included in these amounts are receivable from and payable to noncustomers (as defined by Rule 15c3-3 of the Act, principally officers, directors and related accounts), which aggregated approximately $1,347 and $2,130, respectively, at June 24, 2005. Securities accounts of noncustomers are subject to the same terms and regulations as those of customers. Securities owned by customers and noncustomers that collateralize the receivables are not reflected in the accompanying financial statements.

The Company pledges client securities as collateral in conjunction with the Company's securities lending activities. At June 24, 2005, the Company has approximately $469,399 of client securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $32,156 under securities loan agreements.

The Company pays interest on certain customer "free credit" balances available for reinvestment. The aggregate balance of such funds was approximately $537,283 at June 24, 2005. During fiscal year 2005, the interest rates paid on these balances ranged from 0.4% to 2.1%. While the Company pays interest on these funds at varying rates, the rate paid at June 24, 2005 was 2.1%. The weighted average interest rate paid during fiscal 2005 was 1.16%.

The Company maintains an allowance for doubtful accounts which represents amounts, in the judgment of management, that are necessary to adequately absorb losses from known and inherent risks in receivables from customers. Provisions made to this allowance are charged to operations. At June 24, 2005, all unsecured customer receivables had been provided for in this allowance.

(dollars in thousands, except par and redemption values)

6. Securities Owned and Securities Sold, not yet Purchased

At June 24, 2005, securities owned and securities sold, not yet purchased, both of which are carried at market value, included the following:

Securities owned:		
U.S. Government and Government agency obligations	$	30,079
Municipal obligations		32,894
Corporate equity securities		7,259
Corporate obligations		88,876
Other		7,228
	$	166,336
Securities sold, not yet purchased:		
U.S. Government and Government agency obligations	$	43,933
Municipal obligations		277
Corporate equity securities		3,121
Corporate obligations		58,451
Other		381
	$	106,163

Certain of the above securities have been collateralized to secure short-term borrowings or as security deposits at clearing organizations for the Company's clearing business. These collateralized securities amounted to approximately $4,669 at June 24, 2005. Additionally, at June 24, 2005, the Company had pledged securities valued at $130 in conjunction with securities lending activities.

7. Securities Purchased Under Agreements to Resell

Transactions involving purchases of securities under agreement to resell ("reverse repurchase agreements") are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. At June 24, 2005, the Company held reverse repurchase agreements totaling $28,890, collateralized by U.S. Government and Government agency obligations with a market value of approximately $28,885.

(dollars in thousands, except par and redemption values)

8. Short-Term Borrowings

The Company has credit arrangements with commercial banks, which include broker loan lines up to $275,000 at June 24, 2005 to finance securities owned, securities held for correspondent broker/dealer accounts, and receivables in customers' margin accounts. The lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balances under these credit arrangements are due on demand and bear interest at rates indexed to the federal funds rate (3.0625% at June 24, 2005). At June 24, 2005, the amount outstanding under these secured arrangements was $63,400, which was collateralized by securities held for firm accounts valued at $88,488.

Additionally, the Company has an irrevocable letter of credit agreement aggregating $49,000 at June 24, 2005, pledged to support its open option positions with an options clearing organization. The letter of credit bears interest at the broker call rate, if drawn, and is renewable semi-annually. This letter of credit is fully collateralized by marketable securities held in customers' and noncustomers' margin accounts with values of approximately $66,974 at June 24, 2005. The Company also has unsecured letters of credit agreement aggregating $2,250 at June 24, 2005, pledged to support its open positions with securities clearing organizations. The unsecured letters of credit bear interest at 1%, if drawn, and is renewable semi-annually.

In addition, the Company has an unsecured line of credit aggregating $10,000 that is due on demand and bears interest at rates indexed to the federal funds rate. There was no amount outstanding on this unsecured line of credit at June 24, 2005.

9. Securities Sold Under Agreements to Repurchase

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at June 24, 2005 was $8,061.

10. Income Taxes

Income tax expense for the fiscal year ended June 24, 2005, (effective rate of 35.5% in 2005) differs from the amount that would otherwise have been calculated by applying the U.S. Federal corporate tax rate (35% in 2005) to income before income taxes and is comprised of the following:

Income tax expense at the statutory rate	$	7,256
Tax-exempt interest		(297)
Non-deductible meals and entertainment expenses		190
Other, net		210
	$	7,359

(dollars in thousands, except par and redemption values)

Income taxes as set forth in the statement of operations consist of the following components:

Current	$	8,392
Deferred		(1,366)
State		333
Total income tax expense	$	7,359

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 24, 2005 are presented below:

Deferred tax assets:		
Expenses for book, not deductible until paid	$	5,412
Depreciation		988
Other		454
Total gross deferred tax asset		6,854
Deferred tax liabilities - other		(479)
Net deferred tax asset included in other assets	$	6,375

As a result of the Company's history of taxable income and the nature of the items from which deferred tax assets are derived, management believes that it is more likely than not that the Company will realize the benefit of the deferred tax assets.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined in Rule 15c3-1 under the Act, equal to the greater of $1,000 or 2% of aggregate debit balances, as defined in Rule 15c3-3 of the Act. At June 24, 2005, the Company had net capital of approximately $108,054 which is approximately $98,536 in excess of its minimum net capital requirement of approximately $9,518 at that date. Additionally, Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At June 24, 2005, the Company had net capital of approximately $84,259 in excess of 5% of aggregate debit items.

12. Affiliate Transactions

The Company clears all customer transactions and provides accounting and administrative services for SWS Financial Services, Inc. ("SWSFS"), an affiliate. Based on an agreement with this entity, the Company receives a fee for clearing SWSFS trades. The amount of fees received by the Company for clearing trades for this entity was approximately $919 during fiscal year 2005.

The Company, as clearing broker for its affiliate, has the right to charge customer losses back to the affiliate.

(dollars in thousands, except par and redemption values)

13. Profit Sharing

The Company has a defined contribution profit sharing/401(k) plan covering substantially all employees. Employer provided profit sharing benefits become fully vested after six years of service by the participant. Profit sharing contributions to the plan are accrued and funded at the Company's discretion. There was no profit sharing expense for the year ended June 24, 2005. The 401(k) portion of the plan began in January 2000, and the Company provides a match of up to 4% of eligible compensation. The Company's matching contributions vest immediately and the expense totaled approximately $1,981 for the year ended June 24, 2005.

14. Commitments and Contingencies

The Company leases its offices and certain equipment under noncancelable operating lease agreements. Rental expense relating to the facilities and equipment leases for fiscal year 2005 aggregated approximately $7,562.

At June 24, 2005 the future rental payments for the noncancelable operating leases for each of the following five fiscal years and thereafter follows:

2006	$	6,603
2007		5,435
2008		4,546
2009		732
2010		618
Thereafter		525
	$	18,459

Through its participation in underwriting, both corporate and municipal, the Company could expose itself to material risk since the possibility exists that securities that the Company has committed to purchase cannot be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public. Total open underwritings at June 24, 2005 were $528,609. Open underwritings are generally scheduled to be settled within the next 60 days and are expected to have no material adverse effect on the financial statements.

In January 2005, the Company settled enforcement proceedings brought against it and three of its managers by the SEC and NYSE by agreeing to pay a total of $10 million ($9.3 million after tax), consisting of $2 million in disgorgement and an $8 million civil penalty and undertaking a number of measures to prevent future misconduct.

In the general course of its brokerage business and the business of clearing for other brokerage firms, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of Federal and state securities laws. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company is a member of an exchange and multiple clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchange and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the consolidated financial statements for these arrangements.

15. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customers' activities, including customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

At times, the Company lends money using reverse repurchase agreements. All positions are collateralized by U.S. Government or U.S. Government agency securities. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the receivable.

(dollars in thousands, except par and redemption values)

The Company arranges secured financing by pledging securities owned and unpaid customer securities for short-term borrowings to satisfy margin deposits of clearing organizations. The Company also actively participates in the borrowing and lending of securities. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or borrowed or to repay the deposit placed with them, the Company may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

16. Preferred Stock

On October 17, 1997, the Company's Board of Directors ("Board") authorized 100,000 shares of preferred stock. Simultaneously, the Board designated 5,000 shares of the authorized preferred stock as Series A Preferred Stock. Up to 50 shares of the Series A Preferred Stock, which has a par value of $20, can be issued to each of up to 100 qualified participants. Qualified participants are broker/dealers registered under the Act who clear their proprietary transactions through the Company and who represent that they are subject to net capital rules of the SEC and other self-regulatory organizations to which such broker/dealers report. The Series A Preferred Stock is nonvoting and nonconvertible to common stock, and it is entitled to noncumulative cash dividends when, as and if declared by the Board. The Series A Preferred Stock is redeemable at any time by the Company at a redemption price of $1,000 per share.

17. PAIB Reserve Requirements

At June 24, 2005, the Company did not have a PAIB reserve requirement and has no amount on deposit.

18. Stock Purchase of O'Connor

In a cash transaction in August 2001, the Parent acquired O'Connor & Company Securities, Inc. ("O'Connor") which had assets totaling $1,200. The Parent recorded approximately $744 in goodwill on the transaction. The Parent transferred the goodwill to the Company after the adoption of SFAS No. 142. Additionally, contingent consideration based upon future operating performance of O'Connor will be calculated on an annual basis extending through July 2005 in accordance with the acquisition agreement. The maximum additional earn-out consideration per the acquisition agreement is $2,500. As of June 24, 2005, goodwill of $3,212 was recorded related to this transaction, $2,414 of which related to the $2,500 earn-out consideration.

Southwest Securities, Inc.
(A Subsidiary of SWS Group, Inc.)
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodity Futures Trading Commission

(dollars in thousands)

Total stockholders' equity from statement of financial condition		$ 206,472
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		206,472
Deductions and /or charges:		
Receivable from affiliates	$ (30,760)	
Fixed assets, net	(9,683)	
Other nonallowable assets	(32,775)	
Aged fails to deliver	(822)	
Aged short security differences	(174)	
Other deductions and/or charges	(6,903)	(81,117)
Net capital before haircuts on securities positions		125,355
Haircuts on securities positions		(17,301)
Net Capital		108,054
Net capital requirement:		
Greater of 2% of aggregate debit items as shown in computation of special reserve requirement on Schedule II ($475,900 x 2% = $9,518) or $1,000		9,518
Excess net capital		$ 98,536
Net capital in excess of the greater of 5% of aggregate debit items or $1,200		$ 84,259

Note: The above computation does not differ materially from the computation of net capital prepared by the Company as of June 24, 2005 and filed with the New York Stock Exchange, Inc. on July 20, 2005 and as amended on August 10, 2005.

Southwest Securities, Inc.
(A Subsidiary of SWS Group, Inc.)
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

(dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	640,539
Monies borrowed collateralized by securities carried for the accounts of customers		102
Monies payable against customers' securities loaned		32,619
Customers' securities failed to receive		39,232
Credit balances in firm accounts which are attributable to principal sales to customers		2,405
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		2
Market value of short securities and credits in all suspense accounts over 7 calendar days		293
Transfers in excess of 40 calendar days		21
Other		47,022
Total credits		762,235
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		370,617
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		40,311
Failed to deliver of customers' securities not older than 30 calendar days		19,376
Margin required and on deposit with the Options Clearing Corporation for all option contracts with or purchased in customer accounts		45,595
Total debits		475,899
Less 3% haircut		(14,277)
Total debits		461,622
Excess of total credits over total debits	$	300,613
Reserve requirement at June 24, 2005:		
Amount of securities held in "Reserve Bank Accounts" at June 24, 2005	$	330,788
Withdrawal made within required time frames of qualified securities		(14,500)
Amount of securities held in "Reserve Bank Accounts"	$	316,288

Note: The above computation does not differ materially from the computation of special reserve requirement prepared by the Company as of June 24, 2005 and filed with the New York Stock Exchange, Inc. on July 20, 2005 and as amended on August 10, 2005.

Southwest Securities, Inc.
(A Subsidiary of SWS Group, Inc.)
Schedule III – Information for Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

State the market valuation and the number of items of:

1. Customers fully paid securities and excess margin securities not in the respondent's possession or control as of June 24, 2005 for which instructions to reduce to possession or control had been issued as of June 24, 2005 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

   (dollars in thousands)

Number of items		13
Market value	$	167

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of June 24, 2005 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

   (dollars in thousands)

Number of items		-
Market value	$	-

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors of
Southwest Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Southwest Securities, Inc. (the "Company") (a subsidiary of SWS Group, Inc.) for the year ended June 24, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

PRICEWATERHOUSECOOPERS

2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 24, 2005 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Association of Securities Dealers, Inc., the New York Stock Exchange, the National Futures Association and other regulatory agencies



that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 22, 2005